January 15, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549	White & Case llp 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

Attn:	Ruairi Regan David Link

Re:	Inflection Point Acquisition Corp. III Registration Statement on Form S-1 Filed November 25, 2024 File No. 333-283427

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on November 25, 2024 (the “Registration Statement”), contained in the Staff’s letter dated December 20, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its first amended registration statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement filed November 25, 2024

Cover Page

1.	Please revise to indicate the amount of interest that may be released from the trust account to fund your working capital requirements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

United States Securities and exchange Commission
January 15, 2025

Compensation of Sponsor, page 8

2.	Please revise the table in this section and on page 109 to disclose clearly as compensation the antidilution adjustment of the founder shares to maintain your initial shareholders’ ownership at 25% if you increase the size of the offering as referenced on page 149. Also, describe the extent to which these items of compensation and/or securities issuances may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9-10 and 109 of Amendment No. 1.

If we are deemed to be an Investment Company…, page 54

3.	Please expand your disclosure in this section to include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of investment company status, to include the loss of any rights, which would expire worthless. Also, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56 of Amendment No. 1. The Company also confirms that if its facts and circumstances change over time, it will update its disclosure to reflect how those changes impact the risk that it may be considered to be operating as an unregistered investment company.

Our Sponsor, page 108

4.	We note numerous exceptions to the transfer restrictions in the table on page 110. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 84-85, 114 and 171 of Amendment No. 1.

5.	We note the disclosure on page 108 that each member of your management team owns, or will own, directly or indirectly, interests in your sponsor. Please revise to discuss the membership interests in the sponsor that each member of your management team will receive for their services to you. See Item 402(r)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 109 of Amendment No. 1.

6.	Please disclose whether the interests in the sponsor, Inflection Point Fund I, LP or Inflection Point GP I LLC may be transferred to third parties. Please add risk factor disclosure, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 84-85, 114 and 171 of Amendment No. 1.

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United States Securities and exchange Commission
January 15, 2025

Please do not hesitate to contact Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Michael Blitzer, Inflection Point Acquisition Corp. III

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